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Exhibit 99.1

Management, Audit, Finance and Risk Committee, and Auditor Reports

Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The preparation and presentation of the Company's Consolidated Financial Statements and the overall quality of the Company's financial reporting are the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and necessarily include estimates, which are based on management's best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as at December 31, 2007.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's Independent Registered Chartered Accountants, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. Deloitte & Touche LLP also audited the Company's Consolidated Financial Statements for the year ended December 31, 2007.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility with the assistance of the Audit, Finance and Risk Committee of the Board of Directors.

Ron A. Brenneman	E. F. H. Roberts
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
February 14, 2008	February 14, 2008

2007 Annual Report  PETRO-CANADA        61

Audit, Finance and Risk Committee of the Board of Directors

The Audit, Finance and Risk Committee (the Committee), which is composed of not fewer than three (currently five) independent directors, assists the Board of Directors in the discharge of its responsibility for overseeing management's performance of the financial reporting and internal control responsibilities. The Committee reviews the annual and quarterly Consolidated Financial Statements, accounting policies and the overall quality of the Company's financial reporting, and the financial information contained in prospectuses and in reports filed with regulatory authorities, as required. The Committee also reviews and makes recommendations to the Board of Directors regarding financial matters and oversees the process that management has in place to identify business risks. The Committee members are all independent pursuant to National Instrument 52-110 (NI 52-110), NYSE Corporate Governance Standards and the Sarbanes-Oxley Act of 2002 (SOX), and are financially literate, with one member who has been recognized as a "financial expert" in accordance with SOX requirements.

With respect to the external auditors, the Committee reviews and approves the terms of engagement, the scope and plan for the external audit, and reviews the results of the audit and the Reports of the Independent Registered Chartered Accountants. The external auditors report to the Committee. The Committee discusses the external auditors' independence from management and the Company with the auditors and receives written confirmation of their independence. The Committee also recommends to the Board of Directors the external auditors to be appointed by the shareholders and approves in advance fees for the external auditors' services.

With respect to the contract auditor's engagement to provide internal audit services, the Committee reviews the engagement contract, reviews and approves the scope and plan for the internal audit, receives periodic reports and reviews significant findings and recommendations. The contract auditor reports to the Committee.

Senior management, the external auditors and the contract auditor attend all Audit, Finance and Risk Committee meetings and each is provided with the opportunity to meet privately with the Committee.

Paul D. Melnuk
Chairman of the Audit, Finance and Risk Committee
February 14, 2008

62        PETRO-CANADA  2007 Annual Report

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Petro-Canada:

We have audited the internal control over financial reporting of Petro-Canada and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements as at and for the year ended December 31, 2007 of the Company and our report dated February 14, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Calgary, Canada
February 14, 2008

2007 Annual Report  PETRO-CANADA        63

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Petro-Canada:

We have audited the accompanying Consolidated Balance Sheet of Petro-Canada and subsidiaries (the "Company") as at December 31, 2007 and 2006, and the related Consolidated Statements of Earnings, Comprehensive Income, Retained Earnings and Cash Flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the years ended December 31, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Petro-Canada and subsidiaries as at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Independent Registered Chartered Accountants
Calgary, Canada
February 14, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the Consolidated Financial Statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the board of directors and shareholders on the Consolidated Financial Statements of Petro-Canada, dated February 14, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
February 14, 2008

64        PETRO-CANADA  2007 Annual Report

Consolidated Statement of Earnings

(stated in millions of Canadian dollars, except per share amounts)

For the years ended December 31,	2007	2006	2005

Revenue
Operating	$21,710	$18,911	$17,585
Investment and other income (expense) (Note 5)	(460)	(242)	(806)

	21,250	18,669	16,779

Expenses
Crude oil and product purchases	10,291	9,649	8,846
Operating, marketing and general	3,552	3,180	2,962
Exploration (Note 14)	490	339	271
Depreciation, depletion and amortization (Notes 6 and 14)	2,091	1,365	1,222
Unrealized gain on translation of foreign currency denominated long-term debt	(246)	(1)	(88)
Interest	165	165	164

	16,343	14,697	13,377

Earnings from Continuing Operations Before Income Taxes	4,907	3,972	3,402

Provision for Income Taxes (Note 7)
Current	1,797	2,073	1,794
Future	377	311	(85)

	2,174	2,384	1,709

Net Earnings from Continuing Operations	2,733	1,588	1,693

Net Earnings from Discontinued Operations (Note 4)	–	152	98

Net Earnings	$2,733	$1,740	$1,791

Earnings per Share from Continuing Operations (Note 8)
Basic	$5.59	$3.15	$3.27

Diluted	$5.53	$3.11	$3.22

Earnings per Share (Note 8)
Basic	$5.59	$3.45	$3.45

Diluted	$5.53	$3.41	$3.41

Consolidated Statement of Comprehensive Income (Note 2)

(stated in millions of Canadian dollars)

For the years ended December 31,	2007	2006	2005

Net earnings	$2,733	$1,740	$1,791
Other comprehensive income, net of tax
Change in foreign currency translation adjustment	(260)	363	(588)

Comprehensive income	$2,473	$2,103	$1,203

See accompanying Notes to Consolidated Financial Statements

2007 Annual Report  PETRO-CANADA        65

Consolidated Statement of Cash Flows

(stated in millions of Canadian dollars)

For the years ended December 31,	2007	2006	2005

Operating Activities
Net earnings	$2,733	$1,740	$1,791
Less: Net earnings from discontinued operations	–	152	98

Net earnings from continuing operations	2,733	1,588	1,693
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	2,091	1,365	1,222
Future income taxes	377	311	(85)
Accretion of asset retirement obligations (Note 19)	70	54	50
Unrealized gain on translation of foreign currency denominated long-term debt	(246)	(1)	(88)
Gain on sale of assets (Note 5)	(81)	(30)	(48)
Unrealized losses related to Buzzard derivative contracts (Note 23)	–	259	889
Other	9	18	14
Settlement of Buzzard derivative contracts (Note 23)	(1,481)	–	–
Exploration expenses (Note 14)	290	123	140
Proceeds from sale of accounts receivable (Note 10)	–	–	80
Increase in non-cash working capital related to continuing operating activities (Note 9)	(423)	(79)	(84)

Cash flow from continuing operating activities	3,339	3,608	3,783

Cash flow from discontinued operating activities (Note 4)	–	15	204

Cash flow from operating activities	3,339	3,623	3,987

Investing Activities
Expenditures on property, plant and equipment and exploration (Note 14)	(3,988)	(3,435)	(3,606)
Proceeds from sale of assets (Note 4)	183	688	81
Increase in other assets	(121)	(50)	(70)
Decrease in non-cash working capital related to investing activities (Note 9)	279	59	237

Cash flow used in investing activities	(3,647)	(2,738)	(3,358)

Financing Activities
Increase (decrease) in short-term notes payable (Note 17)	109	–	(303)
Proceeds from issue of long-term debt (Note 17)	995	–	762
Repayment of long-term debt	(7)	(7)	(6)
Proceeds from issue of common shares (Note 20)	37	44	64
Purchase of common shares (Note 20)	(839)	(1,011)	(346)
Dividends on common shares	(255)	(201)	(181)

Cash flow from (used in) financing activities	40	(1,175)	(10)

Increase (Decrease) in Cash and Cash Equivalents	(268)	(290)	619
Cash and Cash Equivalents at Beginning of Year	499	789	170

Cash and Cash Equivalents at End of Year (Note 12)	$231	$499	$789

Cash and Cash Equivalents – Discontinued Operations (Note 4)	$–	$–	$68

Cash and Cash Equivalents – Continuing Operations	$231	$499	$721

See accompanying Notes to Consolidated Financial Statements

66        PETRO-CANADA  2007 Annual Report

Consolidated Balance Sheet

(stated in millions of Canadian dollars)

As at December 31,	2007	2006

Assets
Current Assets
Cash and cash equivalents (Note 12)	$231	$499
Accounts receivable (Note 10)	1,973	1,600
Income taxes receivable	280	–
Inventories (Note 13)	668	632
Future income taxes (Note 7)	26	95

	3,178	2,826
Property, Plant and Equipment, Net (Note 14)	19,497	18,577
Goodwill (Note 15)	731	801
Other Assets (Notes 2 and 16)	446	442

	$23,852	$22,646

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$3,512	$3,319
Income taxes payable	–	22
Short-term notes payable (Note 17)	109	–
Current portion of long-term debt (Note 17)	2	7

	3,623	3,348
Long-Term Debt (Notes 2 and 17)	3,339	2,887
Other Liabilities (Note 18)	717	1,826
Asset Retirement Obligations (Note 19)	1,234	1,170
Future Income Taxes (Note 7)	3,069	2,974
Commitments and Contingent Liabilities (Note 24)
Shareholders' Equity
Common shares (Note 20)	1,365	1,366
Contributed surplus (Note 20)	24	469
Retained earnings	10,692	8,557
Accumulated other comprehensive income (Note 2)
Foreign currency translation adjustment	(211)	49

	11,870	10,441

	$23,852	$22,646

Consolidated Statement of Retained Earnings

(stated in millions of Canadian dollars)

For the years ended December 31,	2007	2006	2005

Retained Earnings at Beginning of Year	$8,557	$7,018	$5,408
Cumulative effect of adopting new accounting standards (Note 2)	8	–	–
Net earnings	2,733	1,740	1,791
Dividends on common shares	(255)	(201)	(181)
Excess cost for normal course issuer bid (Note 20)	(351)	–	–

Retained Earnings at End of Year	$10,692	$8,557	$7,018

See accompanying Notes to Consolidated Financial Statements
Approved on behalf of the Board of Directors

Ron A. Brenneman	Brian F. MacNeill
Director	Director

2007 Annual Report  PETRO-CANADA        67

Notes to Consolidated Financial Statements

(stated in millions of Canadian dollars, unless otherwise stated)

Note 1        Summary of Significant Accounting Policies

a)
Basis of Presentation

  The Consolidated Financial Statements include the accounts of Petro-Canada and all subsidiary companies (the "Company") and are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Differences between Canadian and United States GAAP are explained in Note 26.

  Substantially all of the Company's exploration and development activities are conducted jointly with others. Only the Company's proportionate interests in such activities are reflected in the Consolidated Financial Statements.

  The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates used in the preparation of the financial statements include, but are not limited to, asset retirement obligations, income taxes, employee future benefits, the estimates of oil and natural gas reserves and related depreciation, depletion and amortization, and the valuation of goodwill.

b)
Revenue Recognition

  Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer. Revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners. Inter-segment sales are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer; these amounts are eliminated on consolidation.

  International operations conducted pursuant to exploration and production-sharing agreements (EPSAs) are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the EPSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each EPSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the government of each country. Cost Recovery Oil and Profit Oil are reported as sales revenue. Profit Oil that is attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government stakes, other than income taxes, are considered to be royalty interests.

c)
Transportation Costs

  Transportation costs incurred to transport crude oil, natural gas and refined petroleum products to customers, which are included in operating, marketing and general expenses, are recognized when the product is delivered and the service is provided.

d)
Foreign Currency Translation

  Monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. With the exception of items pertaining to self-sustaining operations, all property, plant and equipment and related depreciation, depletion and amortization are translated at rates of exchange in effect when the assets were acquired. All other assets, liabilities, revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

68        PETRO-CANADA  Notes to Consolidated Financial Statements

  The Company's International business segment and the U.S. Rockies upstream operations included in the North American Natural Gas business segment are operated on a self-sustaining basis. Assets and liabilities of these operations, including associated long-term debt, are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are presented as a separate component of other comprehensive income (loss) in the Consolidated Statement of Comprehensive Income.

e)
Income Taxes

  The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized, using substantively enacted income tax rates, based on the temporary differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

f)
Earnings Per Share

  Basic earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if stock options, excluding stock options with a cash payment alternative, were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. A liability and expense is recorded for stock options with a cash payment alternative. Accordingly, the potential common shares associated with these stock options are not included in the calculation of diluted earnings per share.

g)
Cash and Cash Equivalents

  Cash and cash equivalents are comprised of cash in banks, less outstanding cheques, and short-term investments with a maturity of 90 days or less when purchased.

h)
Sale of Accounts Receivable

  The transfers of accounts receivable are accounted for as sales, other than the retained interest, when the Company has surrendered control over the transferred receivables and received proceeds. Gains or losses are recognized as other income or expenses and are dependent upon the purchase discount as well as the previous carrying amount of the receivables transferred, which is allocated between the receivables sold and the retained interest, based on their relative fair values at the date of the transfer. Fair value is determined based on the present value of future expected cash flows.

i)
Inventories

  Inventories are stated at the lower of cost and net realizable value. Cost of crude oil and refined petroleum products is determined primarily on a "last-in, first-out" (LIFO) basis. Cost of other inventory is determined primarily on an average cost basis. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location.

j)
Investments

  Investments in companies over which the Company has significant influence are accounted for using the equity method. All other long-term investments are classified as available-for-sale financial assets and are measured at fair value. Gains or losses arising from a change in the fair value of these investments are recognized directly in other comprehensive income on the Consolidated Statement of Comprehensive Income.

Notes to Consolidated Financial Statements  PETRO-CANADA        69

k)
Property, Plant and Equipment

  Investments in exploration and development activities, including in situ oil sands activities, are accounted for using the successful efforts method. Under this method, the acquisition cost of unproved acreage is capitalized. Costs of exploratory wells are initially capitalized pending determination of proved reserves. Costs of wells which are assigned proved reserves remain capitalized, while costs of unsuccessful wells are charged to earnings. All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Development costs, including the cost of all wells, are capitalized.

  Acquisition, exploration and development of oil sands mining activities are capitalized when costs are recoverable and directly result in an identifiable future benefit.

  The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period until the facilities are substantially complete. The amount of interest capitalized for the period is the product of the average accumulated capitalized costs, the Company's average corporate debt to equity ratio, and the weighted-average interest rate applicable to all borrowings outstanding during the period. Capitalized interest cannot exceed the actual interest incurred.

  Producing properties and significant unproved properties, including oil sands properties (both mining and in situ), are assessed annually, at minimum, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the amount by which the carrying value of the asset exceeds its fair value is recorded as an impairment in depreciation, depletion and amortization.

  Maintenance and repair costs, including planned major maintenance, are expensed as incurred and improvements that increase capacity or extend the useful lives of assets are capitalized.

l)
Depreciation, Depletion and Amortization

  Depreciation and depletion of capitalized costs of oil and gas producing properties, including in situ oil sands properties, are calculated using the unit of production method. Development and exploration drilling and equipment costs of oil and gas producing properties, including wells, gathering facilities, and central processing facilities of in situ oil sands activities, are depleted over the remaining proved developed reserves; proved property acquisition costs over the remaining proved reserves.

  Depreciation and depletion of capitalized costs of oil sands mining properties are calculated using the unit of production method. Acquisition costs are depleted over proved and probable reserves. All other oil sands mining assets, including extraction and upgrading facilities, are depleted over proved reserves.

  Depreciation of other plant and equipment is provided on either the unit of production method or the straight line method, as appropriate. Straight line depreciation is based on the estimated service lives of the related assets, which range from three to 25 years.

  Costs associated with significant development projects are not depleted until commencement of commercial production.

  Depreciation, depletion and amortization rates for all capitalized costs associated with all of the Company's activities are reviewed, at least annually, or when events or conditions occur which impact capitalized costs, reserves or estimated service lives.

m)
Asset Retirement Obligations

  The fair values of estimated asset retirement obligations are recorded as liabilities when incurred and the associated cost is capitalized as part of the cost of the related asset. Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The associated accretion is recorded in operating expense and the depreciation is included in depreciation, depletion and amortization expense. Changes in the estimated obligation resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and related asset. Actual expenditures incurred are charged against the accumulated obligation.

70        PETRO-CANADA  Notes to Consolidated Financial Statements

n)
Goodwill

  Acquisitions are accounted for using the purchase method. Under this method, identifiable assets and liabilities are recorded at fair value as of the date of acquisition. Goodwill, which is not amortized, is the excess of the purchase price over such fair value and is assigned to the appropriate reporting units.

  The carrying value of goodwill is assessed for impairment annually at year end, or more frequently as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

o)
Stock-Based Compensation

  The Company maintains stock option, share appreciation rights (SARs), performance share units (PSUs) and deferred share units (DSUs) plans as described in Note 21.

  The Company accounts for stock options granted prior to 2003 based on the intrinsic value at the grant date, which does not result in a charge to earnings because the exercise price was equal to the market price at grant date.

  Stock options granted in 2003 are accounted for using the fair value method. Fair values are determined, at the grant date, using the Black-Scholes option-pricing model. The compensation expense associated with these options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration paid and the associated contributed surplus is credited to common shares.

  Stock options granted subsequent to 2003, all of which provide the holder the right to exercise the stock option or surrender the option for a cash payment, are accounted for based on the intrinsic value at each period end. A liability and expense are recorded over the vesting period in the amount by which the then current market price exceeds the option exercise price. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holder and the previously recognized liability associated with the stock options are recorded as common shares.

  SARs, which entitle the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the Company's shares on the date of surrender, are accounted for based on the intrinsic value at each period. A liability and expense are recorded over the vesting period in the amount by which the then current market price exceeds the exercise price of the SARs.

  The compensation cost for a stock-based award that is attributable to an employee who is eligible to retire at the grant date is recognized on the grant date if the employee can retire from the Company at any point and the ability to exercise the award does not depend on continued service. The compensation expense associated with stock-based awards granted to employees who will become eligible to retire during the vesting period is recognized over the period from the grant date to the date the employee becomes eligible to retire.

  PSUs are accounted for on a mark-to-market basis over the term of the PSUs, whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company's shares and the Company's current total shareholder return relative to the selected industry peer group. DSUs are accounted for on a mark-to-market basis, whereby a liability and expense are recorded each period based on the number of DSUs outstanding and the current market price of the Company's shares.

Notes to Consolidated Financial Statements  PETRO-CANADA        71

p)
Employee Future Benefits

  The Company's employee future benefit programs consist of both defined benefit and defined contribution pension plans, as well as other post-retirement benefits as described in Note 22.

  The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method pro-rated based on service and using management's best estimate of expected plan investment performance, discount rates, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. The accrued benefit obligation is discounted using a market rate of interest at the end of the year on high quality corporate debt instruments. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees.

  Company contributions to the defined contribution plan are expensed as incurred.

q)
Financial Instruments

  All financial instruments are initially recognized at fair value on the balance sheet. The Company has classified each financial instrument into one of the following categories: held-for-trading financial assets and liabilities, loans and receivables, held-to-maturity financial assets and other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

  Held-for-trading financial assets and liabilities are subsequently measured at fair value with changes in those fair values recognized in net earnings.

  Loans and receivables, held-to-maturity financial assets and other financial liabilities are subsequently measured at amortized cost using the effective interest method.

  The Company classifies cash and cash equivalents as held-for-trading financial assets, accounts receivable as loans and receivables, and accounts payable and accrued liabilities, short-term notes payable and long-term debt as other financial liabilities.

  The Company combines transaction costs and premiums or discounts directly attributable to the issuance of long-term debt with the fair value of the debt and amortizes these amounts to earnings using the effective interest method.

  The Company classifies financial instruments that are derivative contracts as held-for-trading financial assets and liabilities unless designated as effective hedges.

r)
Hedging and Derivatives

  The Company may use derivative contracts to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative contracts are not used for speculative purposes and a system of controls is maintained that includes a policy covering the authorization, reporting and monitoring of derivative activity.

  Derivative contracts that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheet at fair value with any resulting gain or loss recognized in investment and other income (expense) on the Consolidated Statement of Earnings.

  The Company formally documents all derivative contracts designated as hedges, the risk management objective and the strategy for undertaking the hedge.

72        PETRO-CANADA  Notes to Consolidated Financial Statements

  For designated cash flow hedges, the portion of the gain (loss) on the hedging item that is deemed to be effective is recognized as other comprehensive income (loss), net of tax, in the Consolidated Statement of Comprehensive Income, and is then reclassified to the Consolidated Statement of Earnings in the same period or periods during which the hedged item affects net earnings. The portion of the gain (loss) that is deemed to be ineffective is recognized immediately in net earnings on the Consolidated Statement of Earnings in the period in which it occurs.

  For designated fair value hedges, both the hedging item and the underlying hedged item are measured at fair value. Changes in the fair value of both items are recognized immediately in net earnings on the Consolidated Statement of Earnings in the period in which they occur.

  The Company assesses, both at inception and over the term of the hedging relationship, whether the derivative contracts used in the hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items. If a derivative contract ceases to be effective or is terminated, hedge accounting is discontinued. Any gains (losses) relating to terminated cash flow hedges included in other comprehensive income are typically reclassified to net earnings on the Consolidated Statement of Earnings in the period in which the cash flow hedge is terminated.

Note 2        Changes in Accounting Policies

The Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506, Accounting Changes; Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Presentation and Disclosure; Section 3865, Hedges; and Emerging Issues Committee (EIC) Abstract 160, Stripping Costs Incurred in the Production Phase of a Mining Operation, on January 1, 2007.

As a result of adopting CICA Section 1530, Comprehensive Income, a new Statement of Comprehensive Income forms part of the Company's Consolidated Financial Statements. Gains and losses from the translation into Canadian dollars of assets and liabilities, including associated long-term debt, of the Company's self-sustaining foreign operations are now presented as a separate component of other comprehensive income (loss) in the Consolidated Statement of Comprehensive Income. Accumulated other comprehensive income (loss) is presented as a separate component of shareholders' equity in the Consolidated Balance Sheet. Previously, these gains and losses were deferred and included in the foreign currency translation adjustment as part of shareholders' equity.

As a result of adopting CICA Section 3855, Financial Instruments – Recognition and Measurement, long-term debt is measured at fair value when initially recognized and, after initial recognition, at amortized cost using the effective interest method. Transaction costs and premiums or discounts directly attributable to the issuance of long-term debt are now added to the fair value on initial recognition. Previously, these amounts were deferred and amortized using the straight line method over the term of the debt. Unamortized amounts were separately presented in other assets on the Consolidated Balance Sheet. In accordance with the transitional provisions, prior periods have not been restated as a result of adopting this new accounting standard, with the exception of amounts related to foreign currency translation adjustments. To recognize the cumulative prior period effect, the following balance sheet categories were impacted on January 1, 2007:

Increase (Decrease)

Other assets	$(101)
Long-term debt	(112)
Future income taxes liability	3
Retained earnings	8

There is no other material impact on the Consolidated Financial Statements for adoption of these new standards.

Notes to Consolidated Financial Statements  PETRO-CANADA        73

Note 3        Segmented Information from Continuing Operations

The Company is an integrated oil and gas company with activities spanning both the upstream and downstream sectors of the industry. The Company conducts its business through five major operating business segments along with Shared Services. Upstream activities are conducted through four business segments, which include North American Natural Gas, Oil Sands, East Coast Canada and International. Downstream operations comprise the fifth business segment.

Upstream operations include the exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids and oil sands. The North American Natural Gas segment includes activity in Western Canada, the U.S. Rockies, the Mackenzie Delta/Corridor, and Alaska. The Oil Sands segment includes interests in the Syncrude oil sands mining operation, the MacKay River in situ oil sands operation, and the Fort Hills oil sands mining and upgrading project. The East Coast Canada segment comprises activity offshore Newfoundland and Labrador, and includes interests in the Hibernia, Terra Nova, and White Rose oilfield operations. The International segment includes activity in the United Kingdom (U.K.), the Netherlands, Trinidad and Tobago, Libya, Norway and Syria. The producing assets in Syria, previously included in the International segment, have been accounted for as a discontinued operation (Note 4).

The Downstream business segment includes the purchase and sale of crude oil, the refining of crude oil products and the distribution and marketing of these and other purchased products.

Financial information by business segment is presented in the following table as though each segment was a separate business entity. Inter-segment transfers of products, which are accounted for at market value, are eliminated on consolidation. Shared Services includes investment income, interest expense, unrealized gains or losses on foreign currency denominated long-term debt and general corporate revenue and expenses. Shared Services assets are principally cash and cash equivalents and other general corporate assets.

74        PETRO-CANADA  Notes to Consolidated Financial Statements

	Upstream
	North American Natural Gas			Oil Sands
	2007	2006	2005	2007	2006	2005

Revenue[1]
Sales to customers	$1,347	$1,504	$2,073	$611	$592	$749
Investment and other income (expense)[2]	66	6	21	(2)	–	4
Inter-segment sales	324	349	345	1,065	822	660

Segmented revenue	1,737	1,859	2,439	1,674	1,414	1,413

Expenses
Crude oil and product purchases	240	256	466	524	425	571
Inter-segment transactions	10	5	7	13	31	80
Operating, marketing and general	491	462	426	595	508	423
Exploration	192	150	118	28	21	32
Depreciation, depletion and amortization (Note 6)	584	402	364	149	128	133
Unrealized gain on translation of foreign currency denominated long-term debt	–	–	–	–	–	–
Interest	–	–	–	–	–	–

	1,517	1,275	1,381	1,309	1,113	1,239

Earnings (loss) from continuing operations before income taxes	220	584	1,058	365	301	174

Provision for income taxes
Current	183	351	311	(13)	(53)	(45)
Future (Note 7)	(154)	(172)	73	62	109	104

	29	179	384	49	56	59

Net earnings (loss) from continuing operations	$191	$405	$674	$316	$245	$115

Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures (Note 14)	$866	$788	$713	$779	$377	$772
Other assets	7	5	7	69	1	1

	$873	$793	$720	$848	$378	$773

Cash flow from (used in) continuing operating activities	$725	$651	$1,219	$512	$499	$340

Total assets from continuing operations	$4,119	$4,151	$3,763	$3,659	$2,885	$2,623

Notes to Consolidated Financial Statements  PETRO-CANADA        75

	Upstream
	International & Offshore
	East Coast Canada			International
	2007	2006	2005	2007	2006	2005

Revenue[1]
Sales to customers	$2,708	$2,004	$1,284	$3,697	$2,464	$2,183
Investment and other income (expense)[2]	(18)	–	(2)	(549)	(283)	(851)
Inter-segment sales	477	298	346	–	–	–

Segmented revenue	3,167	2,302	1,628	3,148	2,181	1,332

Expenses
Crude oil and product purchases	736	452	48	–	–	–
Inter-segment transactions	8	9	6	–	–	–
Operating, marketing and general	228	245	158	526	350	364
Exploration	13	12	4	257	156	117
Depreciation, depletion and amortization (Note 6)	410	237	259	640	323	249
Unrealized gain on translation of foreign currency denominated long-term debt	–	–	–	–	–	–
Interest	–	–	–	–	–	–

	1,395	955	475	1,423	829	730

Earnings (loss) from continuing operations before income taxes	1,772	1,347	1,153	1,725	1,352	602

Provision for income taxes
Current	653	434	361	848	1,248	1,015
Future (Note 7)	(110)	(21)	17	503	310	(304)

	543	413	378	1,351	1,558	711

Net earnings (loss) from continuing operations	$1,229	$934	$775	$374	$(206)	$(109)

Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures (Note 14)	$159	$256	$314	$762	$760	$696
Other assets	2	–	1	–	–	–

	$161	$256	$315	$762	$760	$696

Cash flow from (used in) continuing operating activities	$1,491	$1,129	$1,002	$220	$840	$722

Total assets from continuing operations	$2,345	$2,465	$2,442	$5,180	$6,031	$4,856

76        PETRO-CANADA  Notes to Consolidated Financial Statements

	Downstream			Shared Services
	2007	2006	2005	2007	2006	2005

Revenue[1]
Sales to customers	$13,347	$12,347	$11,296	$–	$–	$–
Investment and other income (expense)[2]	(12)	19	43	55	16	(21)
Inter-segment sales	18	15	13	–	–	–

Segmented revenue	13,353	12,381	11,352	55	16	(21)

Expenses
Crude oil and product purchases	8,787	8,517	7,762	4	(1)	(1)
Inter-segment transactions	1,853	1,439	1,271	–	–	–
Operating, marketing and general	1,525	1,495	1,436	187	120	155
Exploration	–	–	–	–	–	–
Depreciation, depletion and amortization (Note 6)	299	262	216	9	13	1
Unrealized gain on translation of foreign currency denominated long-term debt	–	–	–	(246)	(1)	(88)
Interest	–	–	–	165	165	164

	12,464	11,713	10,685	119	296	231

Earnings (loss) from continuing operations before income taxes	889	668	667	(64)	(280)	(252)

Provision for income taxes
Current	232	141	264	(106)	(48)	(112)
Future (Note 7)	28	54	(12)	48	31	37

	260	195	252	(58)	(17)	(75)

Net earnings (loss) from continuing operations	$629	$473	$415	$(6)	$(263)	$(177)

Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures (Note 14)	$1,396	$1,229	$1,053	$26	$24	$12
Other assets	30	22	33	13	22	28

	$1,426	$1,251	$1,086	$39	$46	$40

Cash flow from (used in) continuing operating activities	$994	$835	$663	$(603)	$(346)	$(163)

Total assets from continuing operations	$7,989	$6,649	$5,609	$560	$465	$714

Notes to Consolidated Financial Statements  PETRO-CANADA        77

	Consolidated
	2007	2006	2005

Revenue[1]
Sales to customers	$21,710	$18,911	$17,585
Investment and other income (expense)[2]	(460)	(242)	(806)
Inter-segment sales	–	–	–

Segmented revenue	21,250	18,669	16,779

Expenses
Crude oil and product purchases	10,291	9,649	8,846
Inter-segment transactions	–	–	–
Operating, marketing and general	3,552	3,180	2,962
Exploration	490	339	271
Depreciation, depletion and amortization (Note 6)	2,091	1,365	1,222
Unrealized gain on translation of foreign currency denominated long-term debt	(246)	(1)	(88)
Interest	165	165	164

	16,343	14,697	13,377

Earnings (loss) from continuing operations before income taxes	4,907	3,972	3,402

Provision for income taxes
Current	1,797	2,073	1,794
Future (Note 7)	377	311	(85)

	2,174	2,384	1,709

Net earnings (loss) from continuing operations	$2,733	$1,588	$1,693

Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures (Note 14)	$3,988	$3,434	$3,560
Other assets	121	50	70

	$4,109	$3,484	$3,630

Cash flow from (used in) continuing operating activities	$3,339	$3,608	$3,783

Total assets from continuing operations	$23,852	$22,646	$20,007

1
There were no customers that represented 10% or more of the Company's consolidated revenues for the periods presented.
2
Investment and other income (expense) for the International segment includes $535 million (2006 – $259 million; 2005 – $889 million) of losses relating to the Buzzard derivative contracts (Note 23).

Geographic Information from Continuing Operations

	2007		2006		2005
	Revenues	Total Assets	Revenues	Total Assets	Revenues	Total Assets

Canada	$17,897	$17,020	$16,295	$14,736	$15,302	$14,261
Foreign[1]	3,353	6,832	2,374	7,910	1,477	5,746

	$21,250	$23,852	$18,669	$22,646	$16,779	$20,007

1
Foreign total assets include $3,185 million relating to assets in the U.K. (2006 – $3,692 million; 2005 – $2,964 million).

78        PETRO-CANADA  Notes to Consolidated Financial Statements

Note 4        Discontinued Operations

On January 31, 2006, the Company completed the sale of its producing assets in Syria for net proceeds of $640 million, resulting in a gain on sale of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	2007	2006	2005

Revenue[1]	$–	$168	$464
Expenses
Operating, marketing and general	–	6	104
Depreciation, depletion and amortization	–	–	145

	–	6	249

Earnings from discontinued operations before income taxes	–	162	215
Provision for income taxes	–	10	117

Net earnings from discontinued operations	$–	$152	$98

1
2006 revenue includes the gain on sale of $134 million.

Note 5        Investment and Other Income (Expense)

Investment and other income (expense) includes net losses related to the Buzzard derivative contracts (Note 23) of $535 million (2006 – $259 million; 2005 – $889 million) and net gains on sales of assets of $81 million (2006 – $30 million; 2005 – $48 million) for the year ended December 31, 2007.

Note 6        Asset Write-Downs

In 2007, the Company recognized a $150 million ($97 million after-tax) impairment expense due to a write-down of its coal bed methane assets in the U.S. Rockies' Powder River Basin. The assets have been written down to management's best estimate of fair value based on a discounted future cash flow valuation. These assets form part of the Company's North American Natural Gas business segment. The impairment expense is included in depreciation, depletion and amortization in the Consolidated Statement of Earnings.

Notes to Consolidated Financial Statements  PETRO-CANADA        79

Note 7        Income Taxes

The computation of the provision for income taxes is as follows:

	2007	2006	2005

Earnings from continuing operations before income taxes	$4,907	$3,972	$3,402
Add (deduct):
Non-deductible royalties and other payments to provincial governments, net	–	61	393
Resource allowance	–	(158)	(413)
Non-taxable foreign exchange	(126)	(1)	(45)
Other	(26)	(24)	5

Earnings from continuing operations as adjusted before income taxes	$4,755	$3,850	$3,342

Canadian federal income tax rate	38.0%	38.0%	38.0%

Income tax on earnings from continuing operations as adjusted at Canadian federal income tax rate	$1,807	$1,463	$1,270
Provincial income taxes	372	295	325
Federal – abatement and other credits	(446)	(262)	(378)
Current income tax increase due to provincial reassessments	–	70	–
Future income tax increase (decrease) due to Canadian federal and provincial rate changes	(155)	(63)	6
Future income tax increase (decrease) due to foreign rate changes	(36)	242	–
Higher foreign income tax rates	622	627	482
Income tax credits and other	10	12	4

Provision for income taxes	$2,174	$2,384	$1,709

Effective income tax rate on earnings from continuing operations before income taxes	44.3%	60.0%	50.2%

The provision for income taxes is comprised of:

	2007	2006	2005

Current
Canadian	$257	$801	$769
Foreign	1,541	1,272	1,025
Future
Canadian	443	62	(113)
Foreign	(67)	249	28

Total provision for income taxes	$2,174	$2,384	$1,709

80        PETRO-CANADA  Notes to Consolidated Financial Statements

The provisions for current and future income taxes include tax recoveries (expenses), which are largely due to reductions in the Canadian federal and provincial income tax rates. These amounts have been allocated to the business segments as follows:

	2007	2006	2005

North American Natural Gas	$8	$6	$(2)
Oil Sands	62	44	–
International & Offshore
East Coast Canada	52	37	(2)
International[1]	30	(306)	–
Downstream	34	41	(2)
Shared Services[2]	5	(71)	–

Total provision for income taxes	$191	$(249)	$(6)

1
Included in the International's $30 million (2006 – $(306) million; 2005 – $29 million) income tax recovery (expense) is a $36 million (2006 – $(242) million; 2005 – $nil) reduction (increase) in the future income tax provision due to increases in the U.K. supplemental corporate income tax rate and the resulting impact of qualifying capital expenditures being deducted at the increased rate.
2
Included in the Shared Services' $71 million tax expense for 2006 is a $70 million increase in the provision for current income taxes due to the Quebec government enacting retroactive tax legislation.

The following table summarizes the temporary differences that give rise to the net future income tax assets and liabilities:

	2007	2006

Future income tax liabilities
Property, plant and equipment	$3,626	$3,919
Partnership income[1]	362	367
Other assets	78	75
Future income tax assets
Asset retirement obligations and other liabilities	(495)	(1,010)
Inventories	(256)	(212)
Other	(272)	(260)

Future income tax liability	3,043	2,879
Less: Current future income tax asset	(26)	(95)

Net future income tax liability	$3,069	$2,974

1
Taxable income for certain Canadian upstream activities is generated by a partnership and the related taxes will be included in current income taxes in the next year.

Deferred distribution taxes associated with International business operations have not been recorded. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense.

Complex income tax issues, which involve interpretations of continually changing regulations, are encountered in computing the provision for income taxes. Management believes that adequate provisions have been made for all such outstanding issues and that the resolution of these issues would not materially affect the financial position or results of operations of the Company.

Notes to Consolidated Financial Statements  PETRO-CANADA        81

Note 8        Earnings per Share

The weighted-average number of common shares outstanding used in the calculations of basic and diluted earnings per share from continuing operations and earnings per share, assuming that all dilutive outstanding stock options were exercised, was:

(millions)	2007	2006	2005

Weighted-average number of common shares outstanding – basic	489.0	503.9	518.4
Effect of dilutive stock options	5.0	6.0	7.0

Weighted-average number of common shares outstanding – diluted	494.0	509.9	525.4

There were no stock options excluded from the diluted earnings per share from continuing operations and earnings per share calculations. Stock options are excluded when the exercise price exceeds the average share price in a respective period.

Note 9        Cash Flow Information

Changes in Non-Cash Working Capital

Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents and the current portion of long-term debt.

The (increase) decrease in non-cash working capital is comprised of:

	2007	2006	2005

Operating activities from continuing operations
Accounts receivable	$(373)	$17	$(563)
Inventories	(36)	(36)	(18)
Accounts payable and accrued liabilities	77	365	662
Income taxes payable	(302)	(60)	(190)
Current portion of long-term liabilities and other	211	(365)	25

	$(423)	$(79)	$(84)

Investing activities
Accounts payable and accrued liabilities	$120	$138	$(12)
Other liabilities	159	(79)	249

	$279	$59	$237

Cash Payments

Cash payments from continuing operations for interest and income taxes were as follows:

	2007	2006	2005

Interest	$186	$194	$186
Income taxes	$2,074	$2,149	$1,972

Note 10        Securitization Program

Under the Company's securitization program, the Company can sell an undivided interest of eligible accounts receivable up to $500 million to a third party, on a revolving and fully serviced basis. The service liability has been estimated to be insignificant. The Company also retains an interest in the transferred accounts receivable equal to the required reserves amount.

82        PETRO-CANADA  Notes to Consolidated Financial Statements

As at December 31, 2007, $480 million (December 31, 2006 – $480 million) of outstanding accounts receivable had been sold under the program for net proceeds of $479 million.

The securitization program expires on June 24, 2009.

Note 11        Fort Hills Oil Sands Mining and Upgrading Project

In June 2005, the Company acquired, for $300 million, a 60% interest in the Fort Hills oil sands mining and upgrading project which was previously wholly owned by UTS Energy Corporation (UTS). As part of the acquisition, Petro-Canada became the project operator. To pay for the investment, Petro-Canada will fund a portion of UTS's share of the next $2.5 billion of development capital. The acquisition cost has been discounted using an estimated payout pattern for the development capital funding and the Company's estimated cost of debt at the time of acquisition.

In November 2005, the Company and UTS finalized agreements with Teck Cominco Limited (Teck Cominco), whereby Teck Cominco acquired a 15% interest in the Fort Hills oil sands mining and upgrading project with Petro-Canada and UTS holding interests of 55% and 30%, respectively.

On November 23, 2007, the Company finalized an agreement to acquire an additional 5% working interest in the Fort Hills oil sands mining and upgrading project, bringing the Company's total working interest to 60%. To pay for this incremental investment, the Company will fund an additional $375 million of expenditures in excess of its working interest. The acquisition cost has been discounted to $347 million using an estimated payout pattern for the funding and the Company's estimated cost of debt at the time of acquisition. The discounted value of the acquisition cost was recorded as $329 million in other liabilities (Note 18) and $18 million in accounts payable and accrued liabilities.

Note 12        Cash and Cash Equivalents

	2007	2006

Cash	$47	$42
Short-term investments	184	457

	$231	$499

Note 13        Inventories

	2007	2006

Crude oil, refined products and merchandise	$484	$455
Materials and supplies	184	177

	$668	$632

Notes to Consolidated Financial Statements  PETRO-CANADA        83

Note 14        Property, Plant and Equipment

	2007			2006			2007	2006
	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Expenditures on Property, Plant and Equipment1,[2]

North American Natural Gas	$7,310	$ 3,536	$3,774	$6,942	$ 3,189	$3,753	$736	$707
Oil Sands	4,359	1,011	3,348	3,598	908	2,690	759	370
International & Offshore
East Coast Canada	4,059	2,003	2,056	3,874	1,594	2,280	155	248
International[1]	5,689	1,605	4,084	5,863	1,123	4,740	626	733
Downstream	9,174	3,000	6,174	7,850	2,770	5,080	1,396	1,229
Shared Services	542	481	61	495	461	34	26	24

	$31,133	$11,636	$19,497	$28,622	$10,045	$18,577	$3,698	$3,311

1
Expenditures are from continuing operations and exclude $nil (2006 – $1 million) relating to discontinued operations (Note 4).
2
Exploration expenses, excluding general and administrative and geological and geophysical expenses, of $290 million (2006 – $123 million; 2005 – $140 million) are reported in expenditures on property, plant and equipment and exploration under investing activities in the Consolidated Statement of Cash Flows.

Property, plant and equipment net cost includes asset retirement costs of $591 million (2006 – $609 million).

Interest capitalized during 2007 amounted to $30 million (2006 – $51 million; 2005 – $35 million).

Costs of $21 million (2006 – $211 million) relating to North American Natural Gas operations, $1,039 million (2006 – $152 million) relating to Oil Sands operations, $120 million (2006 – $62 million) relating to East Coast Canada operations, $323 million (2006 – $2,934 million) relating to the International operations, and $2,151 million (2006 – $1,044 million) relating to Downstream operations are currently not being depleted or depreciated.

Capital leases at a net cost of $56 million (2006 – $60 million) and $21 million (2006 – $23 million) are included in the assets of East Coast Canada and Oil Sands, respectively (Note 17).

Note 15        Goodwill

The following table summarizes the changes in goodwill:

	2007			2006
	North American Natural Gas	International	Total	North American Natural Gas	International	Total

Goodwill at beginning of year	$169	$632	$801	$170	$567	$737
Foreign exchange	(25)	(45)	(70)	(1)	65	64

Goodwill at end of year	$144	$587	$731	$169	$632	$801

84        PETRO-CANADA  Notes to Consolidated Financial Statements

Note 16        Other Assets

	2007	2006

Investments	$81	$82
Accrued pension asset (Note 22)	168	128
Deferred financing costs[1]	–	101
Other long-term assets	197	131

	$446	$442

1
Deferred financing costs have been reclassified to long-term debt in accordance with the adoption of CICA 3855, Financial Instruments – Recognition and Measurement (see Note 2). In accordance with the transitional provisions of this new standard, 2006 comparative figures have not been restated.

Note 17        Long-Term Debt

	Maturity	2007[3]	2006

Debentures and notes
5.95% unsecured senior notes ($600 million US)	2035	$577	$699
5.35% unsecured senior notes ($300 million US)[1]	2033	248	349
7.00% unsecured debentures ($250 million US)	2028	237	291
7.875% unsecured debentures ($275 million US)	2026	267	321
9.25% unsecured debentures ($300 million US)	2021	294	349
5.00% unsecured senior notes ($400 million US)	2014	391	466
4.00% unsecured senior notes ($300 million US)[1]	2013	275	349
Syndicated credit facilities	2012	995	–
Capital leases (Note 14) [2]	2008-2022	57	70

		3,341	2,894
Current portion		(2)	(7)

		$3,339	$2,887

1
In anticipation of issuing these senior notes, the Company entered into interest rate derivatives which resulted in effective interest rates of 6.073% for the 5.35% notes due in 2033 and 4.838% for the 4.00% notes due in 2013. These derivatives were settled in 2003.
2
The Company is party to one transportation and one time charter agreement that are accounted for as capital leases and have implicit rates of interest of 14.65% and 11.90%, respectively. The aggregate remaining repayments under the transportation and time charter agreements are $57 million, including the following amounts in the next five years: 2008 – $2 million; 2009 – $3 million; 2010 – $3 million; 2011 – $3 million; and 2012 – $4 million.
3
Deferred financing costs have been reclassified from other assets in accordance with the adoption of CICA 3855 – Financial Instruments – Recognition and Measurement (see Note 2). In accordance with the transitional provisions of this new standard, 2006 comparative figures have not been restated.

Interest on long-term debt, net of capitalized interest, was $151 million in 2007 (2006 – $152 million; 2005 – $146 million). Interest is paid semi-annually. All debentures and notes are repayable in full upon maturity.

Except as discussed in footnote 1 above, the fixed interest rate on all debentures and notes approximates the effective interest rate.

At December 31, 2007, the Company had in place syndicated credit facilities totalling $2,200 million (December 31, 2006 – $2,200 million), maturing in 2012. The syndicated facilities are unsecured, committed revolving facilities for general corporate purposes that bear interest at either the lenders' rates for Canadian prime loans, U.S. base rate loans, Bankers' Acceptances rates or at London Inter-Bank Offered Rate (LIBOR) plus applicable margins. The Company also has revolving bilateral demand credit facilities of $1,500 million at December 31, 2007 (December 31, 2006 – $829 million).

A total of $1,372 million of the credit facilities was used for Bankers' Acceptances, letters of credit and overdraft coverage at December 31, 2007.

Notes to Consolidated Financial Statements  PETRO-CANADA        85

At December 31, 2007, the Company had drawn on its syndicated credit facilities and its demand credit facilities for $995 million and $109 million, respectively, in the form of Canadian dollar Bankers' Acceptances. The weighted-average interest rate for Bankers' Acceptances outstanding was 5.13% for the syndicated credit facilities and 4.99% for the demand credit facilities.

Note 18        Other Liabilities

	2007	2006

Post-retirement benefits (Note 22)	$193	$182
Unrealized losses related to Buzzard derivative contracts (Note 23)	–	1,252
Fort Hills purchase obligation (Note 11)	329	170
Other long-term liabilities	195	222

	$717	$1,826

Note 19        Asset Retirement Obligations

Asset retirement obligations are recorded for obligations where the Company will be required to retire tangible long-lived assets such as well sites, offshore production platforms, natural gas processing plants and marketing sites.

The following table summarizes the changes in the asset retirement obligations:

	2007	2006

Asset retirement obligations at beginning of year	$1,237	$962
Obligations incurred	74	95
Changes in estimates	5	138
Obligations settled	(56)	(55)
Accretion expense	70	54
Foreign exchange	(47)	43

Asset retirement obligations at end of year	1,283	1,237
Less: Current portion	(49)	(67)

	$1,234	$1,170

In determining the fair value of the asset retirement obligations, the estimated cash flows of new obligations incurred during the year have been discounted at 6.5% (2006 – 5.5%). The total undiscounted amount of the estimated cash flows required to settle the obligations is $4,136 million (2006 – $3,481 million). The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extend up to 50 years in the future. The current portion of asset retirement obligations is included in accounts payable and accrued liabilities.

86        PETRO-CANADA  Notes to Consolidated Financial Statements

Note 20        Shareholders' Equity

Authorized

The authorized share capital is comprised of an unlimited number of:

  a)
  Preferred shares issuable in series designated as Senior Preferred Shares

  b)
  Preferred shares issuable in series designated as Junior Preferred Shares

  c)
  Common shares without par value

Issued and Outstanding

Changes in common shares and contributed surplus were as follows:

	2007			2006
	Shares	Amount	Contributed Surplus	Shares	Amount	Contributed Surplus

Balance at beginning of year	497,538,385	$1,366	$469	515,138,904	$1,362	$1,422
Issued under employee stock-option and share purchase plans	1,918,734	43	(1)	2,177,881	57	5
Repurchased under normal course issuer bid	(15,998,000)	(44)	(444)	(19,778,400)	(53)	(958)

Balance at end of year	483,459,119	$1,365	$24	497,538,385	$1,366	$469

In June 2007, the Company renewed its normal course issuer bid to repurchase up to 25 million of its outstanding common shares during the period from June 22, 2007 to June 21, 2008, subject to certain conditions. During 2007, the Company purchased 15,998,000 common shares at an average price of $52.42 per common share for a total cost of $839 million (2006 – 19,778,400 common shares at an average price of $51.10 per common share for a total cost of $1,011 million). The excess of the purchase price over the carrying amount of the shares purchased was recorded as a $444 million (2006 – $958 million) reduction of contributed surplus and a $351 million (2006 – $nil) reduction of retained earnings.

Note 21        Stock-Based Compensation

Stock Options

The Company maintains a stock option plan whereby options can be granted to officers and certain employees for up to 44 million common shares. Stock options have a term of 10 years if granted prior to 2004 and seven years if granted subsequent to 2003. All stock options vest over periods of up to four years and are exercisable at the market prices for the shares on the dates that the options were granted.

In 2004, the Company amended the option plan to provide the holder of stock options granted subsequent to 2003 the alternative to exercise these options as a cash payment alternative (CPA). Where the CPA is chosen, vested options can be surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then current market price over the option exercise price.

Notes to Consolidated Financial Statements  PETRO-CANADA        87

Changes in the number of outstanding stock options were as follows:

	2007
	Number	Weighted-Average Exercise Price (dollars	)

Balance at beginning of year	20,714,733	$31
Granted	3,347,800	44
Exercised for common shares	(1,918,734)	19
Surrendered for cash payment	(800,685)	34
Cancelled	(308,050)	44

Balance at end of year	21,035,064	$34

	2006			2005
	Number	Weighted-Average Exercise Price (dollars	)	Number	Weighted-Average Exercise Price (dollars	)

Balance at beginning of year	18,361,617	$24		18,074,698	$21
Granted	4,911,600	52		4,185,800	35
Exercised for common shares	(2,177,881)	20		(3,544,282)	18
Surrendered for cash payment	(119,710)	31		(47,551)	29
Cancelled	(260,893)	41		(307,048)	29

Balance at end of year	20,714,733	$31		18,361,617	$24

The following stock options were outstanding as at December 31, 2007:

Options Outstanding						Options Exercisable
Range of Exercise Prices (dollars)	Number	Weighted-Average Life (years	)	Weighted-Average Exercise Price (dollars	)	Number	Weighted-Average Exercise Price (dollars	)

$ 8 to 17	2,927,149	2.9		$14		2,927,149	$14
18 to 23	1,619,550	3.3		19		1,619,550	19
24 to 27	2,718,440	4.9		26		2,718,440	26
28 to 32	2,516,465	3.1		29		1,759,165	29
33 to 42	3,415,325	4.1		35		1,581,225	35
43 to 57	7,838,135	5.5		49		1,232,810	52

$ 8 to 57	21,035,064	4.4		$34		11,838,339	$26

During 2007, the Company recorded compensation expense of $1 million (2006 – $10 million; 2005 – $10 million) relating to the 2003 stock options and $69 million (2006 – $31 million; 2005 – $69 million) relating to options with a CPA.

88        PETRO-CANADA  Notes to Consolidated Financial Statements

Stock Appreciation Rights (SARs)

Commencing 2007, the Company approved the issuance of SARs to certain employees, which entitle the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the Company's common shares on date of surrender. The vesting period and other terms are similar to the terms of the Company's existing stock option plan. At the time of grant, the exercise price approximated the market price. The following SARs have been granted:

	2007
	Number	Weighted-Average Exercise Price (dollars)

Balance at beginning of year	–	$–
Granted	3,786,500	44
Cancelled	(127,050)	44

Balance at end of year	3,659,450	$44

During 2007, the Company recorded compensation expense of $17 million relating to SARs.

Performance Share Units (PSUs)

The Company maintains a plan for PSUs for officers and other senior management employees. Under this plan, notional share units are awarded and settled in cash at the end of a three-year period based upon the Company's share price at that time, the value of notional dividends applied during the period and the Company's total shareholder return relative to a peer group of North American industry competitors.

Changes in the number of outstanding PSUs were as follows:

	2007 Number	2006 Number

Balance at beginning of year	1,482,986	1,158,967
Granted	247,476	385,632
Exercised	–	–
Cancelled[1]	(564,418)	(61,613)

Balance at end of year	1,166,044	1,482,986

1
Cancelled PSUs are those that expired during the period, for which no cash settlement has been made.

PSUs have a three-year performance period, such that those outstanding at the end of 2007 are related to PSUs issued in 2005, 2006 and 2007 (2005 grant – 582,716; 2006 grant – 349,771; 2007 grant – 233,557). During 2007, the Company recorded compensation (recovery) expense relating to PSUs of $4 million (2006 – $(4) million; 2005 – $7 million).

Deferred Share Units (DSUs)

The Company maintains a plan for DSUs whereby executive officers are awarded DSUs and/or can elect to receive all or a portion of their annual incentive compensation in the form of DSUs. Under this plan, notional share units are issued for the elected amount, which is based on the then current market price of the Company's common shares. Upon termination or retirement, the units are settled in cash, which includes an amount for the value of notional dividends earned over the period the units were outstanding.

Notes to Consolidated Financial Statements  PETRO-CANADA        89

The Company's Board of Directors receives a portion of their compensation in the form of DSUs and can also elect to receive all or a portion of their remaining compensation in the form of DSUs. Under the director program, notional share units are issued and settled in cash or common shares, including the value of notional dividends, upon ceasing to be a director.

During 2007, the Company recorded compensation expense relating to DSUs of $4 million (2006 – $2 million; 2005 – $13 million).

Note 22        Employee Future Benefits

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The actuarially determined cost of these benefits is accrued over the estimated service life of employees. The defined benefit provisions are generally based upon years of service and average salary during the final years of employment. Certain defined benefit options require employee contributions and the balance of the funding for the registered plans is provided by the Company, based upon the advice of an independent actuary. The accrued benefit obligations and the fair value of plan assets are measured for accounting purposes at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of December 31, 2004 and the next required valuation will be as of December 31, 2007.

The defined contribution plan provides for an annual contribution of 5% to 8% of each participating employee's pensionable earnings.

Benefit Plan Expense

	Pension Plans			Other Post-Retirement Plans
	2007	2006	2005	2007	2006	2005

(a) Defined benefit plans
Employer current service cost	$43	$40	$36	$5	$4	$4
Interest cost	90	86	86	12	11	12
Actual return on plan assets	(8)	(154)	(133)	–	–	–
Actuarial losses (gains)	(42)	43	155	13	–	19

Elements of employee future benefit plan expense before adjustments to recognize the long-term nature of employee future benefit plan expense	83	15	144	30	15	35
Difference between actual and expected return on plan assets	(104)	55	45	–	–	–
Difference between actual and recognized actuarial losses in year	86	8	(121)	(11)	2	(19)
Amortization of transitional (asset) obligation	(6)	(5)	(6)	2	2	2

	59	73	62	21	19	18
(b) Defined contribution plans	22	18	16

Total expense	$81	$91	$78	$21	$19	$18

90        PETRO-CANADA  Notes to Consolidated Financial Statements

Benefit Plan Funding

	Pension Plans			Other Post-Retirement Plans
	2007	2006	2005	2007	2006	2005

Defined contribution	$22	$18	$16

Defined benefit	$99	$96	$96	$10	$10	$9

Financial Status of Defined Benefit Plans

	Pension Plans		Other Post-Retirement Plans
	2007	2006	2007	2006

Fair value of plan assets	$1,502	$1,486	$–	$–
Accrued benefit obligation	1,784	1,786	255	235

Funded status – plan deficit[1]	(282)	(300)	(255)	(235)
Unamortized transitional (asset) obligation	(12)	(18)	11	13
Unamortized net actuarial losses	462	446	51	40

Accrued benefit asset (liability)	$168	$128	$(193)	$(182)

1
The pension and other post-retirement plans included in the financial status information are not fully funded.

Reconciliation of Plan Assets

	Pension Plans		Other Post-Retirement Plans
	2007	2006	2007	2006

Fair value of plan assets at beginning of year	$1,486	$1,303	$–	$–
Contributions	99	96	9	10
Benefits paid	(83)	(77)	(9)	(10)
Actual gain on plan assets	8	154	–	–
Other	(8)	10	–	–

Fair value of plan assets at end of year	$1,502	$1,486	$–	$–

Reconciliation of Accrued Benefit Obligation

	Pension Plans		Other Post-Retirement Plans
	2007	2006	2007	2006

Accrued benefit obligation at beginning of year	$1,786	$1,681	$235	$230
Current service cost	43	40	5	4
Interest cost	90	86	12	11
Benefits paid	(83)	(77)	(9)	(10)
Actuarial losses (gains)	(42)	43	12	–
Other	(10)	13	–	–

Accrued benefit obligation at end of year	$1,784	$1,786	$255	$235

Notes to Consolidated Financial Statements  PETRO-CANADA        91

Defined Benefit and Other Post-Retirement Plans Assumptions

	2007	2006	2005

Year-end obligation discount rate[1]	5.3%	5.0%	5.0%
Accrued benefit obligation discount rate[1]	5.3%	5.0%	5.7%
Long-term rate of return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase, excluding merit increases	3.3%	3.0%	3.1%

1
Assumption used in both pension and other post-retirement plans.

Assumed Health and Dental Care Cost Trend Rates at December 31 are as follows:

	2007	2006

Dental care cost trend rate[1]	4.0%	3.5%
Health care cost trend rate	8.0%	8.0%
Health care cost trend rate declines to	4.5%	4.5%
Year that health care cost trend rate reaches the rate which it is expected to remain at	2017	2014

1
Dental care cost trend rate assumed to remain constant.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2007:

	Increase	Decrease

Total of service and interest cost	$3	$(2)
Accrued benefit obligation	$30	$(26)

The Plan Assets consist of:

	Percentage of Plan Assets at December 31,
Asset Category	2007	2006

Equity	61%	62%
Bonds	39%	38%

	100%	100%

Note 23        Financial Instruments and Derivatives

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of its business operations. The Company monitors its exposure to market fluctuations and may use derivative contracts to manage these risks, as it considers appropriate. The Company does not use derivative contracts for speculative purposes.

92        PETRO-CANADA  Notes to Consolidated Financial Statements

Crude Oil and Products

During 2004, the Company entered into a series of derivative contracts for the future sale of Dated Brent crude oil in connection with its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. Some derivative contracts matured from July 1, 2007 to December 31, 2007. All remaining outstanding derivative contracts were settled. This resulted in the following:

2007

Unrealized losses at beginning of year	$(1,481)
Net losses during current year (Note 5)	(535)
Maturities[1]	291
Settlement[2]	1,725

$–

1
Derivative contracts that matured from July 1, 2007 to December 31, 2007 resulted in realized losses of $291 million ($193 million after-tax).
2
All remaining outstanding derivative contracts were settled, which resulted in realized losses of $1,725 million ($1,145 million after-tax).

The Company enters into forward contracts and options to reduce exposure to Downstream margin fluctuations, including margins on fixed-price product sales, and short-term price fluctuations on the purchase of foreign and domestic crude oil and refined petroleum products.

The Company's outstanding derivative contracts and their related fair values at December 31, 2007 were as follows:

	Quantity (MMbbls)	Maturity	Average Price (US$/bbl)	Fair Value

Crude oil purchases	0.8	2008	$95.43	$(1)
Crude oil sales	0.8	2008	$95.72	$2

				$1

The fair value positions of outstanding derivative contracts were included in the Consolidated Balance Sheet as follows:

	December 31, 2007	December 31, 2006

Accounts receivable	$1	$–
Accounts payable and accrued liabilities	–	233
Other liabilities	–	1,252

The fair value of these derivative contracts is based on quotes provided by brokers, which represents an approximation of amounts that would be received or paid to counterparties to settle these instruments prior to maturity. The Company plans to hold all derivative contracts outstanding at December 31, 2007 to maturity.

Derivative contracts and financial instruments involve a degree of credit risk. The Company manages this risk through the establishment of credit policies and limits, which are applied in the selection of counterparties. Market risk relating to changes in value or settlement cost of the Company's derivative contracts is essentially offset by gains or losses on the underlying transaction.

In addition to the derivative contracts described above, the Consolidated Balance Sheet includes other items considered to be financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, the Fort

Notes to Consolidated Financial Statements  PETRO-CANADA        93

Hills purchase obligation and long-term debt. The fair values of these other financial instruments included in the Consolidated Balance Sheet are as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Held-for-trading financial assets:
Cash and cash equivalents	$231	$231	$499	$499
Loans and receivables:
Accounts receivable[1]	1,931	1,931	1,566	1,566
Other long-term assets	197	197	131	131
Other financial liabilities (not held-for-trading):
Accounts payable and accrued liabilities	(3,512)	(3,512)	(3,319)	(3,319)
Short-term notes payable	(109)	(109)	–	–
Long-term debt	(3,341)	(3,495)	(2,894)	(2,959)
Fort Hills purchase obligation	(329)	(329)	(170)	(170)

	$(4,932)	$(5,086)	$(4,187)	$(4,252)

1
Accounts receivable on the Consolidated Balance Sheet as at December 31, 2007 include $42 million (December 31, 2006 – $34 million) of prepaid expenses.

Excluding long-term debt, the fair value of financial instruments approximates their carrying amount due to their short maturity. The fair value of long-term debt is based on publicly quoted market values.

94        PETRO-CANADA  Notes to Consolidated Financial Statements

Note 24        Commitments and Contingent Liabilities

Commitments

	2008	2009	2010	2011	2012	Thereafter	Total

Operating leases	$427	$193	$248	$101	$150	$131	$1,250
Transportation agreements	227	165	138	119	116	792	1,557
Product purchase / delivery obligations	3,967	2,691	1,474	1,051	916	5,020	15,119
Exploration work commitments	82	8	12	1	–	–	103
Other long-term obligations	36	214	226	210	206	1,223	2,115

	$4,739	$3,271	$2,098	$1,482	$1,388	$7,166	$20,144

Contingent Liabilities

The Company is involved in litigation and claims in the normal course of operations. In addition, the Company may provide indemnifications, in the normal course of operations, that are often standard contractual terms to counterparties in certain transactions, such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management is of the opinion that any resulting settlements relating to the litigation matters or indemnifications would not materially affect the financial position or results of operations of the Company.

Note 25        Variable Interest Entities

Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities (VIEs), provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. Entities in which equity investors do not have the characteristic of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support are subject to consolidation by a company if that company is deemed the primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of loss from the VIEs' activities, or is entitled to receive a majority of the VIEs' residual returns, or both. The Company has determined that certain retail licensee and wholesale marketer agreements would constitute VIEs, even though the Company has no ownership in these entities. The Company, however, is not the primary beneficiary and, therefore, consolidation is not required. In certain of the retail licensee arrangements, the Company has provided loan guarantees. Management is of the opinion that the Company's maximum exposure to loss from these arrangements would not be material.

Notes to Consolidated Financial Statements  PETRO-CANADA        95

Note 26        Generally Accepted Accounting Principles in the United States

The application of United States GAAP would have the following effects on net earnings as reported:

	Notes	2007	2006	2005

Net earnings from continuing operations, as reported in the Consolidated Statement of Earnings		$2,733	$1,588	$1,693
Adjustments, before income taxes
Accounting for income taxes	(a)	14	8	117
Capitalization of interest and related amortization	(c)	19	47	46
Stock-based compensation	(f)	(31)	(24)	–
Other	(b)	(6)	–	1
Income taxes on above items		3	(10)	(15)

Net earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy		2,732	1,609	1,842

Net earnings from discontinued operations		–	152	98

Net earnings, as adjusted before cumulative effect of change in accounting policy		2,732	1,761	1,940

Cumulative effect of change in accounting policy, net of income taxes	(f)	–	(14)	–

Net earnings, as adjusted		$2,732	$1,747	$1,940

Earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy per share
Basic		$5.59	$3.19	$3.55

Diluted		$5.53	$3.16	$3.51

Earnings, as adjusted before cumulative effect of change in accounting policy per share
Basic		$5.59	$3.49	$3.74

Diluted		$5.53	$3.45	$3.69

Earnings, as adjusted per share
Basic		$5.59	$3.47	$3.74

Diluted		$5.53	$3.43	$3.69

The application of United States GAAP would have the following effects on comprehensive income as reported:

	Notes	2007	2006	2005

Comprehensive income, net of tax, as reported in the Consolidated Statement of Comprehensive Income		$2,473	$2,103	$1,203
Adjustments to net earnings, net of tax		(1)	7	149
Adjustments to other comprehensive income, net of tax
Additional pension liability	(e)	(52)	42	(65)
Unrealized loss on translation of foreign currency denominated additional capitalized interest	(c)	(20)	6	–

Comprehensive income, net of tax, as adjusted		$2,400	$2,158	$1,287

96        PETRO-CANADA  Notes to Consolidated Financial Statements

The application of United States GAAP would have the following effects on the Consolidated Balance Sheet as reported:

		December 31, 2007		December 31, 2006
	Notes	As Reported	United States GAAP	As Reported	United States GAAP

Current assets		$3,178	$3,178	$2,826	$2,826
Property, plant and equipment, net	(a, b, c)	19,497	20,112	18,577	19,209
Goodwill	(a)	731	710	801	780
Other assets	(e, g)	446	384	442	314
Current liabilities	(f)	3,623	3,705	3,348	3,375
Long-term debt	(g)	3,339	3,445	2,887	2,887
Other liabilities	(e, f)	717	1,056	1,826	2,200
Asset retirement obligations		1,234	1,234	1,170	1,170
Future income taxes	(a, b, c, e, f)	3,069	3,068	2,974	2,977
Common shares		1,365	1,365	1,366	1,366
Contributed surplus	(d)	24	795	469	1,591
Retained earnings	(d)	10,692	10,316	8,557	7,831
Accumulated other comprehensive income (loss)	(e)	$(211)	$(600)	$49	$(268)

The Company's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the accompanying Consolidated Financial Statements:

a)
Income Taxes

  The liability method followed by the Company differs from United States GAAP due to the application of transitional provisions upon adoption and the use of substantively enacted versus enacted rates. The Company has adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48 – Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 for the year ended December 31, 2007. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires the Company to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Only tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation has been applied prospectively, with no adjustment to prior periods. As at December 31, 2007, there are no United States GAAP differences as a result of adopting this Interpretation.

b)
Property, Plant and Equipment

  Under Canadian GAAP, exploration costs for mining properties are capitalized when such costs have the characteristics of property, plant and equipment. Under United States GAAP, exploration costs for mining properties, including costs directly associated with establishing proved and probable reserves (collectively "reserves") as defined by SEC Industry Guide 7, are expensed until proved and probable reserves have been established by a feasibility study. Costs of upgrading resources to reserves in close proximity to areas where reserves have been established may either be capitalized or expensed until proved and probable reserves have been established by a feasibility study. For United States GAAP purposes, we have elected to expense these costs until proved and probable reserves have been established by a feasibility study.

Notes to Consolidated Financial Statements  PETRO-CANADA        97

c)
Interest Capitalization

  The Company capitalizes interest attributable to the construction of major new facilities under both Canadian and United States GAAP, but uses different capitalization methodologies under each. Under United States GAAP, the amount of interest capitalized for the period is the product of the average accumulated capitalized costs and the weighted-average interest rate applicable to all borrowings outstanding during the period. However, under Canadian GAAP, the amount of interest capitalized is calculated using the same formula except that the average accumulated capitalized costs are first multiplied by the Company's average corporate debt to equity ratio.

d)
Contributed Surplus

  In prior years, the Company transferred $1,122 million from contributed surplus to the accumulated deficit. United States GAAP does not permit these transfers. As a result of this difference, under United States GAAP, the excess of the purchase price over the carrying amount of shares repurchased under the Company's normal course issuer bid has been recorded as a reduction of contributed surplus. Under Canadian GAAP, this excess cost has been recorded as a reduction of both contributed surplus and retained earnings.

e)
Pensions and Other Post-Retirement Benefits

  United States GAAP requires the Company to recognize the overfunded or underfunded status of its defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability on its balance sheet. Changes to the funding status in the year are recorded through other comprehensive income, net of tax. Canadian GAAP currently does not require the Company to recognize the funded status of these plans in the Consolidated Balance Sheet.

f)
Stock-Based Compensation

  United States GAAP requires compensation costs related to share-based awards classified as liabilities to be recognized as an expense at fair value with re-measurement to fair value each period. Under Canadian GAAP, the Company recognizes compensation cost for stock options, which provide the holder the right to exercise the stock option or surrender the option for cash payment based on the intrinsic value at each period end.

g)
Deferred Financing Costs

  The Company adopted CICA 3855, Financial Instruments – Recognition and Measurement on January 1, 2007. As a result, transaction costs and premiums or discounts directly attributable to the issuance of long-term debt are now added to the fair value of the debt upon initial recognition. Previously, these amounts were deferred and presented as assets. This is still the prescribed treatment under United States GAAP.

h)
Cash Flow Information

  The application of United States GAAP would not have a material effect on cash flow from total operating, investing, or financing activities on the Consolidated Statement of Cash Flows.

Note 27        Recent Accounting Pronouncements

Canadian

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. The AcSB has developed

98        PETRO-CANADA  Notes to Consolidated Financial Statements

and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This convergence initiative is in its early stages as of the date of these annual Consolidated Financial Statements. Accordingly, it would be premature to assess the impact of the initiative on the Company at this time.

Financial Instruments – Disclosures and Presentation

The AcSB has issued CICA Handbook Sections 3862 and 3863, Financial Instruments – Disclosures, and Financial Instruments – Presentation. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

These standards are both effective for fiscal years beginning on or after October 1, 2007.

Capital Disclosures

The AcSB has issued CICA Handbook Section 1535, Capital Disclosures, which requires entities to disclose their objectives, policies and processes for managing capital and whether they are in compliance with any externally imposed capital requirements. This standard is effective for fiscal years beginning on or after October 1, 2007.

Inventories

The AcSB has issued CICA Handbook Section 3031, Inventories. This new standard provides considerable guidance when determining the cost of inventory. Where costs of inventory items cannot be specifically identified, costs must be assigned consistently on either a "first-in, first-out" (FIFO) or weighted-average cost basis. A "last-in, first-out" (LIFO) cost basis is no longer acceptable. The standard is effective for fiscal years beginning on or after January 1, 2008. The Company is adopting this standard prospectively. Converting the cost of crude oil and refined petroleum products from a LIFO to FIFO costing basis will increase January 1, 2008 inventories by $812 million, future income tax liabilities by $256 million, and retained earnings by $556 million.

United States

Fair Value Measurements

The FASB issued Statement 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measured fair value in GAAP and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the impact of this Statement.

Fair Value Option for Financial Assets and Financial Liabilities

The FASB issued Statement 159, Fair Value Option for Financial Assets and Financial Liabilities. This Standard allows for the elective measurement of eligible financial instruments and certain other items at fair value in order to mitigate the volatility in net earnings without having to apply detailed and complex hedge accounting rules. This Statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of this Standard.

Business Combinations

The FASB issued Revised Statement 141R, Business Combinations. This Standard mandates that all future business combinations be accounted for as a purchase by one party of another; that all assets, liabilities (including liabilities related to contingent consideration) and non-controlling interest of the acquiree be recorded at their fair value; and that all acquisition costs be expensed. This Standard will likely impact future Consolidated Financial Statements should the Company engage in business combinations.

Notes to Consolidated Financial Statements  PETRO-CANADA        99

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  Exhibit 99.1